Alliance BioEnergy Plus, Inc.

3710 Buckeye Street

Suite 120

Palm Beach Gardens, FL 33410

February 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Alliance BioEnergy Plus, Inc.
Registration Statement on Form 10-12G Filed January 5, 2021
File No. 000-54942

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 2, 2021 addressed to Mr. Benjamin Slager, the Company’s Chief Executive Officer, with respect to the Company’s filing of the document indicated above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response.

Registration Statement on Form 10-12G filed January 5, 2021

Cover Page

1.	Please revise your cover page so that it is consistent with the current Form 10 requirements, including identifying yourself as an emerging growth company if applicable. In this regard, we note your risk factors on page 9 and 10 which states that you are an emerging growth company as defined in the JOBS Act.

COMPANY RESPONSE:

We have updated our Cover Page to include a descriptor as an “Emerging Growth Company”.

Employees, page 3

2.	We note your disclosure that, “[a]s a part of this capital raise, the Company plans to hire additional employees to more rapidly commercialize [your] technology. Please advise or otherwise revise this statement to disclose the “capital raise” you reference.

COMPANY RESPONSE:

We have amended our disclosure to delete any reference to a “capital raise”

Forward Looking Statements, page 3

3.	Please revise to remove your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In this regard, we note your disclosure on page 8 that you are subject to the Penny Stock regulations. Refer to Section 21E of the Exchange Act.

COMPANY RESPONSE:

We have deleted the reference in this section to the PSLRA.

Item 1. Business, page 3

4.	We note various press releases on your corporate website that you are now doing business as Blue Biofuels. Please update your disclosure accordingly or otherwise advise.

COMPANY RESPONSE:

We have amended this section to clearly state that we are doing business as “Blue Biofuels”.

5.	Please expand your disclosure in the “Business Overview” to provide a more thorough description of your business. Please provide the disclosure required by Item 101(h) of Regulation S-K, including, among other things:

●	disclose the form and year of organization of the company;
●	provide a discussion of the competitive conditions, methods of competition, and your competitive position in the industry;
●	discuss the existing regulatory environment for the biofuel or bioplastics industry, including whether or not your business requires or will require governmental permits; and
●	discuss your “technology” in greater detail, including the current state your 3rd generation CTS 2.0 system as well as the results or metrics you believe you need to achieve to “prove commercial viability” of your future 5th generation product.

COMPANY RESPONSE:

We have expanded our discussion in the Business Overview to address these issues.

6.	Please revise here or elsewhere in the registration statement to explain your business activities prior to January 2018. In this regard, your disclosure on page 13 indicates that you had approximately $430,000 of marketing expenses in 2017 but it is unclear from the filing whether you ever commercialized a product.

COMPANY RESPONSE:

We have expanded our discussion in the Business Overview to include a statement about our business activities prior to January 2018. The $430,000 in 2017 represented one-time costs associated with the Company’s failed attempt to acquire a plant in Florida. We have therefore deleted reference to this expense. This expense does not recur in any of the financial statements included in the Registration Statement.

7.	We note your disclosure that in January 2018, you filed a patent application related to your CTS 2.0 technology. Please amend your disclosure to specify whether the patent(s) have been issued or are pending, the relevant jurisdictions, and the type of patent protection (e.g., composition of matter, use, or process).

COMPANY RESPONSE:

We have amended our disclosure to incorporate a discussion of applicable patents (see the second paragraph of “Business Overview”)

8.	We note elsewhere in your filing that pursuant to your exit of Chapter 11 Bankruptcy you agreed to pay certain debts back out of “future profits” and “future revenues.” Please revise your disclosure here to discus the material terms of the Plan of Reorganization. In addition, please file a complete copy of the Plan of Reorganization, including all material exhibits and schedules. Add risk factor disclosure as appropriate.

COMPANY RESPONSE:

We have amended our disclosure related to certain debts payable out of “future profits” and “future revenues” and the Plan of Reorganization is now filed as an exhibit, along with the Disclosure Statement. In the Bankruptcy process, the Company was able to negotiate certain debts to be contingently payable out of “future profits” or “future revenues”. In the section related to Liquidity and Capital resources (first paragraph under Liquidity) we have specified that $2,942,132 is the amount of debt (post-bankruptcy) out of “future profits” or “future revenues”. Since there is no guarantee that the Company will ever produce “future profits” or “future revenues”, there is no payment schedule. Moreover, there are no exhibits to the Plan of Reorganization. The bankruptcy case closed on October 25, 2019. Finally, we have added an additional risk factor related to these payments.

9.	We note your disclosure that your CTS 2.0 system is “100% owned.” Please expand your disclosure to explain how you acquired the rights to your CTS 2.0 system. Clarify whether you developed them in house or licensed them from another party. If you licensed them, please describe your licensing agreements and all material terms. To the extent youlicensed any of the technology material to the CTS 2.0 system, please either file the agreements or provide us with an analysis supporting your determination that the agreements are not required to be filed.

COMPANY RESPONSE:

We have amended our “Business Overview to clearly state that this technology was developed “in house” and that there are no applicable license agreements. As a result, there is nothing to file as an exhibit.

10.	We note your disclosure that you “licensed the Vertimass Process to convert ethanol (from the CTS 2.0 process) into bio-jet fuel.” Please expand your disclosure to describe the material terms of the license agreement and file the agreement as an exhibit.

COMPANY RESPONSE:

We will be requesting confidential treatment to this license agreement as it includes proprietary material and we do not have the consent of Vertimass to disclose the terms of the agreement.

Item 2A. Management’s Discussion and Analysis, page 11

11.	Please expand your discussion and analysis to address your financial condition and results of operations for the nine months ended September 30, 2020. Refer to Item 303(b) of Regulation S-K.

COMPANY RESPONSE:

We have expanded our disclosure to include a comparison of the nine months ended September 30, 2020 to September 30, 2019.

Liquidity and Capital Resources, page 13

12.	Please disclose the additional funding that you will need and how far in the development process for your CTS 2.0 system you expect to get with this amount of funding.

COMPANY RESPONSE:

We have amended the “Capital Resources” section of the MD&A to include an estimate of the funding needed to optimize and scale up the CTS 2.0 system to be commercially ready. We have also stated that we believe that we will reach this stage approximately 18 months follow receipt of funding.

Item 3. Properties, page 16

13.	Please file the lease agreement for your corporate office as an exhibit to the Form 10.

COMPANY RESPONSE:

Our lease has been added as an Exhibit to the Amendment.

Item 5. Directors, Executive Officers and Corporate Governance, page 18

14.	We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director. See Item 401(e) of Regulation S-K. Additionally, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

COMPANY RESPONSE:

We have amended and updated our disclosure relating to the biographies of our executives and directors.

15.	It appears that certain of your current directors and executive officers were officers or directors of your company when you previously filed the petition under Chapter 11 of the U.S. Bankruptcy Code. Please provide the disclosures required by Item 401(f) of Regulation S-K.

COMPANY RESPONSE:

We have added a section entitled “Involvement in Certain Proceedings” in Item 4.

16.	We note your reference to Section 16 reports that have not been timely filed. Please advise or revise.

COMPANY RESPONSE:

We have amended our disclosure to state that there were no Section 16(a) reports filed after the Company ceased to be a “reporting company” (October 22,2018) and that it is our intent to see that these filings are made contemporaneously with the effectiveness of this Registration Statement when the Company is again deemed to be a “reporting company”.

Item 6. Executive Compensation, page 21

17.	Please revise to provide executive compensation disclosure for the most recently completed fiscal year, the year ended December 31, 2020.

COMPANY RESPONSE:

We have updated our disclosure to include executive compensation for the year ended December 31, 2020.

Related Transactions, page 24

18.	We note your disclosure here that two of your subsidiaries dissolved. However, on page 14 you indicate you own subsidiaries. To the extent you currently own subsidiaries please file the exhibit required by Item 601(b)(21) of Regulation S-K.

COMPANY RESPONSE:

We have updated our disclosure in the “Basis of Presentation” section to confirm that all subsidiaries were dissolved during calendar year 2019 and that they ceased operations at or prior to that time.

19.	We note your disclosure here that following negotiations during Chapter 11 bankruptcy, certain notes are to be “paid out of future profits or eliminated if not paid within 5 years of the Confirmation Order issued on September 18, 2019.” Please disclose the aggregate principal outstanding as of a recent date and disclose all the material terms of the renegotiation and file the agreement(s) as an exhibit or otherwise advise.

COMPANY RESPONSE:

We have revised our disclosure to state that these notes have been subsequently changed by negotiations during Chapter 11 and now $820,932 is to be paid out of future profits and $1,500,000 to be paid out of future revenues, or eliminated if not paid within 5 years of the Confirmation Order issued on September 18, 2019. (see the Disclosure Statement—Exh 2(b)). All material terms are detailed in the Disclosure Statement. The Company will request that the other particulars of the debt agreements be kept confidential, as we do not have the consent of the other parties to disclose the terms of the agreements.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 33

20.	We note that your auditor, Prager Metis CPA’s LLC, has served as your auditor since 2020. Please provide the disclosures required by Item 304 of Regulation S-K and provide an Exhibit 16 letter required by Item 601 of Regulation S-K or tell us why you do not believe such information is necessary.

COMPANY RESPONSE:

Paritz & Company, P.A. (“Paritz”), the company’s registered accounting firm since its inception, announced that effective October 9, 2018, Paritz was acquired by a new auditing firm, Prager Metis CPA’s LLC (“Prager”), and that all of the employees and partners of Paritz were joining Prager. We did not provide the disclosures required by Item 601 at the time, however, we are filing the disclosures contemporaneously with this Amendment.

Item 14A. Controls and Procedures, page 33

21.	Please note that the information you have presented under Item 14A are not required to be presented in your Form 10. However, if you continue to provide such information, please refer to the disclosures requirements of Items 307 and 308 of Regulation S-K and address the following:

●	In the second paragraph of your Disclosure Controls and Procedures disclosure you indicate that your disclosure controls and procedures were not effective as of December 31, 2019. However, you also indicate that subsequent to mid-2018, management now concludes that the company’s disclosure controls and procedures are effective. As these additional disclosures may be confusing to investors, please revise to clarify what you are trying to convey with this additional disclosures and ensure you clearly state management’s conclusions regarding the effectiveness of your Disclosure Controls and Procedures as of December 31, 2019; and
●	Within the third paragraph of you Management’s Report on Internal Control over Financial Reporting, you indicate that management assessed the effectiveness of the Company’s internal control over financial reporting, however, you do not provide management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting. Please expand your disclosures accordingly.

COMPANY RESPONSE:

Item 14A is been removed.

Exhibits

22.	We note that several of the hyperlinks do not link to the relevant exhibits. Please provide an active hyperlink directly to each exhibit incorporated by reference. See Item 601(a)(2) of Regulation S-K.

COMPANY RESPONSE:

Our Amendment includes hyperlinks to each of the relevant exhibits which is incorporated by reference.

23.	We note your disclosure that the Company is currently authorized to issue 500,000,000 Shares of Common Stock par value $0.001 and 10,000,000 shares of Preferred Stock par value $0.001. Please file an amended articles of incorporation that reflects these authorized shares or revise your disclosure as appropriate.

COMPANY RESPONSE:

We have included the Company’s Amended Articles of Incorporation as Exhibit 3.1(b).

24.	We note your disclosure of employment agreements with your chief executive officer and chief financial officer. Please file these employment contracts as required by Regulation S-K Item 601(b)(10).

COMPANY RESPONSE:

Employment Agreements for the Chief Executive Officer and Chief Financial Officer have been included as Exhibits 10(b) and 10(c).

General

25.	Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

COMPANY RESPONSE:

This is acknowledged. Sixty days following the initial filing of the Form 10 on January 5, 2021, is March 8, 2021.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stem Holdings, Inc.

By:	/s/ Benjamin Slager
Benjamin Slager
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.